News Release
Trading Symbols: TSX: SEA	FOR IMMEDIATE RELEASE
NYSE: SA	June 12, 2019

Seabridge Gold Announces Plan to Drill Snowstorm Project in Nevada
A wide range of exploration data supports Getchell-style high grade gold potential

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) announced today that it is in the final stages of determining targets for the first drill program on its 100%-owned Snowstorm Project in Northern Nevada. Drilling is expected to begin before the end of the third quarter of this year.

The estimated 7,000 meter program will test for evidence of a Turquoise Ridge/Twin Creeks type of high grade gold system in what appears to be a continuation of the Getchell Trend on which these successful deposits are found. Twin Creeks and Turquoise Ridge are respectively located about 6 and 15 kilometers southwest of Snowstorm (see map below) with Turquoise Ridge reporting remaining reserves of 9.1 million ounces grading 13.0 g/T gold and Twin Creeks 3.2 million ounces grading 1.9 g/T gold.

Rudi Fronk, Chairman and CEO of Seabridge Gold, commented: “This type of system has been our top priority for exploration since acquiring Snowstorm in 2017. Significant work remains to be done but we have made good progress in identifying the stratigraphic and structural hosts of a Getchell-style deposit at Snowstorm. Although this type of deposit has abundant gold, the occurrences are discreet and limited in size, making them challenging to drill. However, all the data suggests we are in the right neighborhood to make a discovery and the world class nature of the target really excites us.”

Seabridge has compiled historical information and newly-collected data using a wide range of tools to confirm the potential for a multi-million ounce Getchell-style deposit at Snowstorm. Paleozoic host rock and structures conforming to the Getchell model have been identified. Relogged historical drill core has found a favorable environment in carbonate Ordovician stratigraphy. Carbonate rock units are part of a sedimentary rock package that accumulated at the base of an off-shore seamount, as at Turquoise Ridge and Twin Creeks. Permeability in these carbonate rocks is attributed to regional and local structural deformation. Clay mineralogy and geochemical studies have also indicated that parts of the stratigraphy have been subjected to potentially gold-bearing hydrothermal fluids. These features are characteristic of major gold deposits on the north end of the Getchell Trend.

A Controlled Source Audiomagnetotellurics (CSAMT) survey completed by Seabridge last year provided strong evidence of the continuation of favorable Getchell Trend structures onto the property. That survey is being augmented with a natural source Magnetotelluric (MT) survey in an effort to refine the deeper projection of the favorable structures. These structural features are being followed up on surface with geological mapping and evaluation of historical soil geochemistry now that winter has passed. Extinct hot spring sinter deposits have been recognized along several of these structures and ongoing work is finding more of these favorable sinters. Additional surface geochemistry will be collected prior to drilling to better characterize the trace element signatures along these faults that should provide pathfinders for blind gold systems.

Seabridge’s multi-prong approach will be re-evaluated against results from this initial drill test. Approximately 7 to 10 coincident structural and stratigraphic targets will be tested. This initial program will provide sufficient information to refine targeting for subsequent drilling.

Exploration activities by Seabridge at the Snowstorm are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the data gathered suggesting potential for a high grade Getchell style gold deposit; and (ii) the characterization of trace elements from additional surface geochemistry being likely to provide pathfinders for blind gold systems, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, discontinuity or otherwise unexpected geology at the Project, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
“Rudi Fronk"
Chairman & CEO

For further information, please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release